PGIM ETF TRUST

PGIM Jennison Focused International Equity ETF

AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement as of August 1, 2026 between PGIM ETF Trust, a Delaware statutory trust (the Trust), on behalf of its series, the PGIM Jennison Focused International Equity ETF (formerly PGIM Jennison International Opportunities ETF) (the Fund), and PGIM Investments LLC (the Manager).

WHEREAS the Trust and the Manager have mutually agreed to revise Schedule A of the Management Agreement, in order to reduce the management fee rate pursuant to which the Trust compensates the Manager for the services provided by the Manager to the Fund under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1.All references to “PGIM Jennison International Opportunities ETF” are hereby changed to “PGIM

Jennison Focused International Equity ETF”;

2.Effective as of August 1, 2026, the management fee rate schedule appearing in Schedule A of the Management Agreement is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to the Fund:

0.54% on average daily net assets

3. The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PGIM ETF TRUST

By: /s/ Scott E. Benjamin

Scott E. Benjamin, Executive Vice President

PGIM INVESTMENTS LLC

By: /s/ Stuart S. Parker

Stuart S. Parker, President